UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20546

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            COMSTOCK RESOURCES, INC.
             (Exact name of registrant as specified in its charter)


                  Nevada                               94-1667468
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


5005 LBJ Freeway
Suite 1000
Dallas, Texas                                            75244
(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered:            each class is to be registered:

Preferred Stock Purchase Rights                  New York Stock Exchange


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box:

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box:


         Securities to be registered pursuant to Section 12(g) of the Act:

                                                       None



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Item 1.   Description of Registrant's Securities to be Registered.

          Preferred Stock Purchase Rights

     On December 4, 1990, the Board of Directors of Comstock Resources, Inc. (the "Company") adopted the Company's Stockholders' Rights Plan (the "Rights Plan") and the Company declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, $0.50 par value (the "Common Stock"), of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $10.00 par value per share, at an exercise price of $15.00 (the "Purchase Price") per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as successor Rights Agent.

     The Rights are initially evidenced by the Common Stock certificates as no separate Rights certificates have been distributed. The Rights separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earliest of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors of the Company determines that any individual, firm, corporation, partnership or other entity (each a "Person"), alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the continuing directors who are not officers of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and at least a majority of the continuing directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such Person as the directors shall deem appropriate, shall determine that such beneficial ownership by such Person (an "Adverse Person") is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction intended to provide such Person with short-term financial gain under circumstances where the directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time, or that such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the Company. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2000, unless earlier redeemed by the Company.

     If (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except (a) pursuant to certain offers for all outstanding shares of Common Stock approved by at least a majority of the continuing directors who are not officers of the Company or (b) solely due to a reduction in the number of shares of Common Stock outstanding as a result of the repurchase of shares of Common Stock by the Company) or (ii) the Board of Directors determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other


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securities of the Company)  having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation, but its Common Stock is changed or exchanged (other than a merger which follows an offer described in clause (i)(a) of the preceding paragraph), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time after the earlier to occur of (i) an Acquiring Person becoming such or (ii) the date on which the Board of Directors of the Company declares an Adverse Person to be such, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Adverse Person or Acquiring Person, as the case may be, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange may be effected at any time after any Person becomes the beneficial owner of 50% or more of the outstanding Common Stock.

     The Rights Plan has certain anti-takeover effects including making it prohibitively expensive for a raider to try to control or take over the Company unilaterally and without negotiation with the Board of Directors. Although intended to preserve for the stockholders the long term value of the Company, the Rights Plan may make it more difficult for stockholders of the Company to benefit from certain transactions which are opposed by the incumbent Board of Directors.

   Item 2.                             Exhibits

     1. -- Rights Agreement dated as of December 10, 1990, by and between the Company and Society National Bank, as Rights Agent, which includes as Exhibit B the form of Rights Certificate. (incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, dated December 14, 1990).

     2. -- First Amendment to the Rights Agreement, by and between the Company and Society National Bank (successor to Ameritrust Texas, N.A.), as Rights Agent, dated January 7, 1994 (incorporated herein by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

     3. -- Second Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.7 to the Company's 1995 Form 10-K).

     4. -- Third Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.8 to the Company's 1995 Form 10-K).

     5. -- Fourth Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.9 to the Company's 1995 Form 10-K).

     6. -- All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

         SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.


                            Comstock Resources, Inc.

                            By:   /s/ROLAND O. BURNS
                               ----------------------------
                                  Roland O. Burns
                                  Senior Vice-President and
                                  Chief Financial Officer


Date:  December 6, 1996

                                INDEX TO EXHIBITS


Exhibit                           Description

     1. Rights Agreement dated as of December 10, 1990, by and between the Company and Society National Bank, as Rights Agent, which includes as Exhibit B the form of Rights Certificate. (incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, dated December 14, 1990).

     2. First Amendment to the Rights Agreement, by and between the Company and Society National Bank (successor to Ameritrust Texas, N.A.), as Rights Agent, dated January 7, 1994 (incorporated herein by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

     3. Second Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.7 to the Company's 1995 Form 10-K).

     4. Third Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.8 to the Company's 1995 Form 10-K).

     5. Fourth Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National
               Bank), as Rights Agent, dated April 1, 1995 (incorporated by reference to Exhibit 4.9 to the Company's 1995 Form 10-K).

     6. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.